Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of October 15, 2021, and is between The Very Good Food Company Inc., a corporation existing under the Business Corporations Act (British Columbia) (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to the Canadian Base Prospectus filed by the Company under the Canadian Securities Laws and the Registration Statement filed by the Company under the Securities Act as to the Securities, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, the Securities as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.4.

“Action” shall have the meaning ascribed to such term in Section 3.1(o).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Base Prospectuses” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or Canada or any day on which banking institutions in the State of New York or Province of British Columbia are authorized or required by law or other governmental action to close.

“Canadian Base Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“Canadian Final Base Shelf Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“Canadian Jurisdictions” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“Canadian Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“Canadian Prospectus Supplement” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“Canadian Qualifying Authorities” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“Canadian Securities Laws” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada).

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the second (2nd) Trading Day following the date hereof.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commission” means the United States Securities and Exchange Commission.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Common Shares” means the common shares of the Company, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Company Canada Counsel” means Torys LLP, 525 – 8th Avenue S.W., 46th Floor, Eighth Avenue Place East, Calgary, AB T2P 1G1 Canada.

“Company U.S. Counsel” means Torys LLP, 1114 Avenue of the Americas, 23rd Floor, New York, New York 10036.

“Consents” shall have the meaning ascribed to such term in Section 3.1(t).

“Credit Facility” means the senior credit facility as contemplated in the loan agreement dated June 7, 2021 between the Company and Waygar Capital Inc., as agent for Ninepoint Canadian Senior Debt Master Fund L.P.

“Decision Document” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“DWAC” shall have the meaning ascribed to such term in Section 2.2(a)(v).

“EDGAR” means the Commission’s Electronic Data Gathering, Analysis and Retrieval System.

“Environmental Law” shall have the meaning ascribed to such term in Section 3.1(r).

“Equity Compensation Plans” means the Company’s stock option plan.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Common Shares, Common Share Equivalents or other awards to employees, officers or directors of the Company or other eligible participants pursuant to the Equity Compensation Plans, (b) securities issuable upon the exercise or exchange of or conversion of any Securities issued hereunder, and/or other securities (including options, rights or warrants) exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations, or otherwise in accordance with the terms of such securities) or to extend the term of such securities, (c) securities issued pursuant to outstanding commitments, including agreements, on the date hereof, acquisitions or strategic transactions, provided that such securities are not registered pursuant to any registration statement or prospectus and carry no registration rights that require or permit the filing of any registration statement or prospectus in connection therewith during the prohibition period in Section 4.11(a) herein and (d) the issuance of Common Shares representing up to 15% of the outstanding Common Shares and, with the prior written consent of the Placement Agent, Common Shares representing greater than 15% of the outstanding Common Shares, as of the date of any definitive agreement, in each case, in connection with any acquisitions of securities, business properties or other assets otherwise than as contemplated in clause (c), provided that this clause (d) shall not be available unless each recipient of Common Shares shall be contractually obligated to execute a lock up agreement in substantially the same form as the Lock-Up Agreement.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Form F-X” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Governmental Authorities” shall have the meaning ascribed to such term in Section 3.1(t).

“Hazardous Substances” shall have the meaning ascribed to such term in Section 3.1(r).

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intellectual Property” shall have the meaning ascribed to such term in Section 3.1(u).

“Issuer Free Writing Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“IT Systems” shall have the meaning ascribed to such term in Section 3.1(pp).

“Lien” means a lien, charge, mortgage, pledge, security interest, claim, right of first refusal, pre-emptive right, or other encumbrance of any kind whatsoever.

“Lock-Up Agreement” means each of the Lock-Up Agreements for a period of ninety (90) days following the Closing Date, executed by the Company and each of the directors and executive officers of the Company, which agreement shall contain customary carve-outs.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Money Laundering Laws” shall have the meaning assigned to such term in Section 3.1(oo).

“NASDAQ” means The Nasdaq Stock Market LLC.

“OFAC” means Office of Foreign Assets Control of the U.S. Treasury Department.

“Per Share Purchase Price” equals US$2.00, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Personal Data” shall have the meaning ascribed to such term in Section 3.1(pp).

“Placement Agent” means collectively A.G.P./Alliance Global Partners, as lead placement agent, and Roth Capital Partners, each as co-placement agent.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition) pending or, to the Company’s knowledge, threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

“Prospectuses” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.7.

“Registration Statement” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Reviewing Authority” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Sanctions” shall have the meaning ascribed to such term in Section 3.1(ll).

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(l).

“Securities” means the Shares and the Warrants.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shares” means the Common Shares issued or issuable to each Purchaser pursuant to this Agreement.

“Shelf Procedures” shall have the meaning ascribed to such term in Section 3.1(f)(i).

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing Common Shares).

“Specified Person” shall have the meaning ascribed to such term in Section 3.1(ll).

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for Shares and Warrants purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiaries” and each, a “Subsidiary” means the following direct or indirect subsidiaries of the Company: (i) The Very Good Butchers Inc.; (ii) 1218158 B.C. Ltd.; (iii) 1218169 B.C. Ltd.; (iv) VGFC Holdings LLC, (v) The Cultured Nut Inc. and (vi) Lloyd-James Marketing Group Inc.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, OTCQX, Pink Open Market, TSX-V (or any successors to any of the foregoing)

“Transaction Documents” means this Agreement, the Lock Up Agreements, and the certificates representing the Warrants to be issued to each of the Purchasers in the form attached as Exhibit A to this Agreement.

“Transfer Agent” means Computershare Investor Services Inc., which is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares, and Computershare Trust Company, N.A., which is the duly appointed U.S. co-transfer agent of the Company with respect to the Common Shares.

“TSX-V” means the TSX Venture Exchange.

“U.S. Base Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“U.S. Prospectus” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“U.S. Prospectus Supplement” shall have the meaning ascribed to such term in Section 3.1(f)(ii).

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

“Warrants” means, collectively, the Common Share purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which Warrants shall be exercisable immediately upon issuance and have a term of exercise equal to five (5) years, in the form of the warrant certificate attached as Exhibit A to this Agreement.

ARTICLE II.

PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of $30 million of Shares and Warrants. Each Purchaser’s Subscription Amount of Shares and Warrants, as set forth on the signature page hereto executed by such Purchaser, shall be made available for “Delivery Versus Payment” settlement with the Company or its designees. The Company shall deliver to each Purchaser its respective Shares and Warrants as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Unless otherwise directed by the Placement Agent, settlement of the Shares shall occur via “Delivery Versus Payment” (i.e., on the Closing Date, the Company shall issue the Shares registered in the Purchasers’ names and addresses and released by the Transfer Agent directly to the account(s) at the Placement Agent identified by each Purchaser; upon receipt of such Shares, the Placement Agent shall promptly electronically deliver such Shares to the applicable Purchaser, and payment therefor shall be made by the Placement Agent (or its clearing firm) by wire transfer to the Company). Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur electronically or such other location as the parties shall mutually agree.

2.2 Deliveries.

(a) On or prior to the Closing Date, except as indicated below, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement duly executed by the Company;

(ii) legal opinion of Company Canada Counsel and Company U.S. Counsel, each in a form reasonably acceptable to the Purchasers and the Placement Agent;

(iii) a certificate of an executive officer of the Company certifying that the Company’s articles of incorporation and by-laws are true and complete, have not been modified and are in full force and effect; (ii) that the resolutions of the Company’s Board of Directors relating to the Offering are in full force and effect and have not been modified; and (iii) as to the incumbency of the officers of the Company who have executed documents in connection with the Offering;

(iv) subject to the penultimate sentence of Section 2.1, the Company shall have provided the Company’s wire instructions executed by the Chief Executive Officer or Chief Financial Officer;

(v) subject to the penultimate sentence of Section 2.1, a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver on an expedited basis via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”) Shares equal to such Purchaser’s Subscription Amount divided by the Per Share Purchase Price, registered in the name of such Purchaser;

(vi) Warrants registered in the name of such Purchaser to purchase up to a number of Common Shares equal to 50% of such Purchaser’s Shares, with an exercise price per share equal to US$2.35 per share, subject to adjustment therein (such Warrant certificate may be delivered within three Trading Days of the Closing Date);

(vii) the Lock-Up Agreements; and

(viii) the Canadian Prospectus and U.S. Prospectus Supplement (which may be delivered in accordance with Rule 172 under the Securities Act), as applicable.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by such Purchaser; and

(ii) such Purchaser’s Subscription Amount.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v) from the date hereof to the Closing Date, trading in the Common Shares shall not have been suspended by the Commission or the NASDAQ, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited (other than a normal course temporary market halt in connection with the public announcement of the matters contemplated in this Agreement), or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth on disclosure schedules attached hereto, the Company hereby makes the following representations and warranties to each Purchaser:

(a) Subsidiaries. The only subsidiaries of the Company (within the meaning of the Securities Act (British Columbia)), each of which is directly or indirectly wholly-owned by the Company, are the Subsidiaries. Other than the Subsidiaries, neither the Company nor any Subsidiary has, directly or indirectly, any interest (whether equity, debt or otherwise) in any entity. No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s share capital, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company (other than as may be limited under the Credit Facility). All of the issued shares of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Base Prospectuses or as will be disclosed in the Prospectus Supplements) are owned directly or indirectly by the Company free and clear of any Lien (other than Liens granted in connection with the Credit Facility). Other than the shares or other equity interests in the Subsidiaries, the Company does not have any equity interest, directly or indirectly, in any person; and no subsidiary of the Company other than the Subsidiaries disclosed in the Prospectuses is required to be disclosed in the Prospectuses in accordance with Form 44-101F1 or Form 51-102F2. There are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any share capital of any Subsidiary, or contracts, commitments, understandings or arrangements by which any Subsidiary is or may become bound to issue share capital. Each Subsidiary has been duly organized and validly exists as a corporation in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectuses.

(b) Organization and Qualification. Each of the Company and the Subsidiaries has been duly organized and validly exists as a corporation, limited partnership or company in good standing (or the foreign equivalent thereof, if any) under the laws of its jurisdiction of organization. Each of the Company and the Subsidiaries is duly qualified to do business and is in good standing as a foreign or extra-provincial corporation, partnership, company or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) would not have a Material Adverse Effect. No Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. None of the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity or properties of the Company and the Subsidiaries, taken as a whole, or (ii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document; provided that a change in the market price or trading volume of the Common Shares alone shall not be deemed, in and of itself, to constitute a Material Adverse Effect.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which the Company is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, and which are material to the Company on a consolidated basis (including, without limitation, the Credit Facility), except for such rights as have been waived, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject, or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of this Agreement, other than: (i) the filings required pursuant to Section 4.3 of this Agreement, (ii) the filing with the British Columbia Securities Commission of the Canadian Prospectus Supplement, (iii) the filing with the Commission of the U.S. Prospectus Supplement, (iv) application to the TSX-V for the listing of the Shares and the Warrant Shares for trading thereon in the time and manner required thereby, (v) notification to NASDAQ of the Offering in accordance with the rules of that exchange; (vi) such filings as are required to be made under applicable state securities laws, and (vii) any ordinary course filing or report with the Canadian Qualifying Authorities (collectively, the “Required Approvals”), and excluding such consents, waivers, authorizations, notifications or filings that have already been obtained or will be obtained on or prior to the Closing Date.

(f) Issuance of the Securities; Qualification; Registration.

(i) The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company. The Company has reserved from its duly authorized share capital the maximum number of Common Shares issuable pursuant to this Agreement and the Warrants. The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed an amended and restated short form base shelf prospectus dated October 5, 2021 (the “Canadian Final Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to US$79,026,394.80 (CA$ 100,000,000) of the Company’s securities, with the British Columbia Securities Commission as principal regulator pursuant to Multilateral Instrument 11-102 – Passport System (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the Canadian Jurisdictions (as defined below) (collectively, the “Canadian Qualifying Authorities”); and the Reviewing Authority has issued a prospectus receipt under National Policy 11-202—Process for Prospectus Reviews in Multiple Jurisdictions (a “Decision Document”) for the Canadian Final Base Shelf Prospectus, which receipt is deemed to also be a receipt of the other Canadian Qualifying Authorities. No order suspending or cease trading the distribution of the Shares or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.

The term “Canadian Jurisdictions” means each of the provinces and territories of Canada. The term “Canadian Base Prospectus” means the Canadian Final Base Shelf Prospectus, including the documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policies, policy statements, instruments, blanket orders, blanket rulings and notices of the securities regulatory authorities in the Canadian Jurisdictions (“Canadian Securities Laws”), including National Instrument 44-101—Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102—Shelf Distributions (together, the “Shelf Procedures”). The term “Canadian Prospectus” means the prospectus supplement (the “Canadian Prospectus Supplement”) relating to the offering and sale of the Securities to be filed with the British Columbia Securities Commission in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated by reference therein as of the date of the Canadian Prospectus Supplement.

All references in this Agreement to the Canadian Final Base Shelf Prospectus, and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities on SEDAR.

(ii) At the time of filing, the Company met the general eligibility requirements for the use of Form F-10 under the Securities Act, and has prepared and filed with the Commission a registration statement under the Securities Act on Form F-10 (File No. 333-260064) on October 5, 2021, providing for the offer and sale, from time to time, of up to US$79,026,394.80 of the Company’s securities (the “Registration Statement”). The Registration Statement, including the Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act) therein and all exhibits thereto and all documents incorporated by reference therein, became effective pursuant to Rule 467(b) under the Securities Act on October 8, 2021. In connection with the filing of the Registration Statement, the Company filed with the Commission, on October 5, 2021 an appointment of agent for service of process upon the Company on Form F-X (“Form F-X”) under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”. No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act. The Company was not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act.

The term “U.S. Prospectus” means the prospectus supplement (the “U.S. Prospectus Supplement”) relating to the offering and sale of the Securities to be filed with the Commission pursuant to General Instruction II.L. of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference.

Any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the Securities is hereafter referred to as an “Issuer Free Writing Prospectus”. Any reference herein to the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Commission incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus or U.S. Prospectus and (ii) any such document so filed. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus, or any Issuer Free Writing Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission on EDGAR.

(g) Canadian Securities Law Compliance. The Canadian Prospectus (and any further amendments or supplements thereto) will, comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing of the Canadian Prospectus Supplement and through the Closing Date include any misrepresentation within the meaning of applicable Canadian Securities Laws, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date constitute, full, true and plain disclosure of all material facts relating to the Securities and to the Company. Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed, in all material respects, with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any misrepresentation within the meaning of applicable Canadian Securities Laws.

(h) Canadian and U.S. Reporting Issuer; Listing of Shares. The Company is a reporting issuer under Canadian Securities Laws and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list; the Common Shares are registered pursuant to Section 12(b) of the Exchange Act and the Company has complied in all material respects with applicable periodic reporting requirements under the Exchange Act; the Shares are or by the time of Closing will be conditionally listed and posted for trading on the NASDAQ, on the Closing Date, the TSX-V shall have conditionally approved the listing of the Shares and the Warrant Shares, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Shares of the Company under the Exchange Act or de-listing the Shares from the TSX-V or NASDAQ, nor has the Company received any notification that the Commission, the TSX-V or NASDAQ is contemplating terminating such registration or listing. The Company is in compliance, in all material respects, with the TSX-V Corporate Finance Manual and rules and regulations of NASDAQ.

(i) Securities Act Compliance. The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply in all material respects, with the applicable provisions of the Securities Act. Each part of the Registration Statement, when such part became effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information furnished in writing to the Company by the Placement Agent specifically for inclusion in the Registration Statement, the Prospectuses or any permitted free writing prospectus, or any amendment or supplement thereto. The U.S. Prospectus, as of its filing date, and any amendment thereof or supplement thereto, did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form F-X conforms in all material respects with the applicable requirements of the Securities Act.

(j) No Stop Orders. No order preventing or suspending the use of the U.S. Base Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission.

(k) Capitalization. The authorized and issued capital of the Company conform to the description thereof contained in the Prospectuses. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security, except for such rights as may have been fully satisfied or waived prior to the date hereof or as disclosed in Schedule 3.1(k). Except as set forth in Schedule 3.1(k), the Company has no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional Common Shares or Common Share Equivalents. Except as set forth on Schedule 3.1(k), no Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate as a Purchaser in the transactions contemplated by the Transaction Documents. The issuance and sale of the Securities will not obligate the Company to issue Common Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company (other than in connection with customary anti-dilution provisions). There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company. Other than as provided for under the Equity Compensation Plans, the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. Except for the Required Approvals, no further approval or authorization of any shareholder of the Company, the Board of Directors or others is required for the issuance and sale of the Securities. Except as disclosed on Schedule 3.1(k), there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(l) Reports. Other than the Canadian Prospectus Supplement: (i) there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the offering and sale of the Securities prior to the Closing Date that have not been made publicly available as required; (ii) there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the offering and sale of the Securities that have not been filed as required; and (iii) the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis. The Company has compiled in all material respects with requirements to file all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the U.S. Prospectus and the U.S. Prospectus Supplement, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

(m) Financial Statements. The consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company on a consolidated basis; said consolidated financial statements have been prepared in conformity with IFRS. No other financial statements or supporting schedules are required to be included in the Registration Statement and the Prospectuses by Canadian Securities Laws, the Securities Act or the Exchange Act. The other financial and statistical information included or incorporated by reference in the Registration Statement and the Prospectuses, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Prospectuses, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement and the Prospectuses and the books and records of the Company. There are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or other persons that would reasonably be expected to result in a Material Adverse Effect.

(n) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest consolidated financial statements included in or incorporated by reference into the Registration Statement and the Base Prospectuses, except as otherwise set forth in the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) none of the Company or any Subsidiary has incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any of its outstanding Common Shares and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to the Equity Compensation Plans. Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists with respect to the Company, the Subsidiaries or their respective businesses, properties, operations, assets or financial condition that would be required to be publicly disclosed by the Company under applicable securities laws on the date hereof that has not been publicly disclosed at least one (1) Trading Day prior to the date that hereof, except such as would not have a Material Adverse Effect. There are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure in the Registration Statement and the Prospectuses, other than such additional financial disclosure as is already included in the Registration Statement and the Prospectuses. Except as mandated by or in conformity with the recommendations of a Governmental Authority, as at the date of this Agreement, there has been no material suspension of operations of the Corporation or material reduction in workforce productivity of the Company or its Subsidiaries as a result of the COVID-19 pandemic. The Company has been monitoring the COVID-19 pandemic and the present and potential impacts at all of its operations and has put appropriate control measures, limitations, restrictions and procedures in place to support the wellness of all of its employees and surrounding communities where the Company and its Subsidiaries operate while continuing to operate.

(o) Litigation. Except as set forth in Schedule 3.1(o), there is no action, suit, inquiry, notice of violation, proceeding or investigation pending against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority, Canadian, United States or foreign (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect, and to the knowledge of the Company, no such Action has been threatened. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty; nor having any director or officer now subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular exchange. There is no, and to the knowledge of the Company, there is no pending or contemplated, investigation by the Commission or Canadian Qualifying Authorities involving the Company or any current or former director or officer of the Company. Neither the Commission nor the Canadian Qualifying Authorities has issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act or Canadian Securities Laws.

(p) Labor Relations. No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary’s s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), would have a Material Adverse Effect. No union has been accredited or otherwise designated to represent any employees of the Company or any Subsidiary and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or any Subsidiary, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s or any Subsidiary’s facilities and none is currently being negotiated by the Company or any Subsidiary.

(q) Compliance. Except where non-compliance does not have and would not have a Material Adverse Effect, each of the Company and the Subsidiaries has conducted and is conducting its business or activities in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business or activities, and neither the Company nor any Subsidiary has received any notice of any alleged violation of any such laws, rules or regulations. The Company and the Subsidiaries are in compliance with all applicable federal, provincial, territorial, state, municipal, local and foreign laws, regulations, orders and decrees governing its business, except where noncompliance would not, singularly or in the aggregate, have a Material Adverse Effect.

(r) Environmental Law. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect. There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as would not, individually or in the aggregate, have a Material Adverse Effect. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Except as otherwise set forth in the Registration Statement, Base Prospectuses or as will be disclosed in the Prospectus Supplements, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), would have a Material Adverse Effect. The Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in material compliance with their requirements.

(s) Title to Assets. The Company and its Subsidiaries do not own any real property. Except as otherwise set forth in the Base Prospectuses or as will be disclosed in the Prospectus Supplements, (i) each of the Company and the Subsidiaries leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Prospectuses; (ii) each of the Company and the Subsidiaries has good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Prospectuses or such as do not (individually or in the aggregate) have a Material Adverse Effect; and any real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not have a Material Adverse Effect; and (iii) neither the Company nor any Subsidiary has received any notice or other communication of any claim adverse to its ownership of any personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary, except as would not have a Material Adverse Effect. Except for the sale of inventory in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any property from the Company or any Subsidiary.

(t) Regulatory Permits. Each of the Company and the Subsidiaries has all requisite power, capacity and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign, including without limitation, any governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation-making organizations or entities (“Governmental Authorities”) in Canada (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted or, except as disclosed in the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, proposed to be conducted, in each case as disclosed in the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, and each such Consent is valid, existing, in good standing and in full force and effect, except in each case as would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Subsidiary, as the case may be, would have a Material Adverse Effect. The Company and each Subsidiary are in compliance with the terms and conditions of all such Consents, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(u) Intellectual Property. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of the Company and the Subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Prospectuses as being owned or licensed by the Company or which are used for the conduct of the Company’s business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company; (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company and the Subsidiaries, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; and (iv) to the Company’s knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company or any Subsidiary is and remains confidential to the Company or such Subsidiary, as the case may be.

(v) Insurance. The Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost that would have a Material Adverse Effect.

(w) Transactions at Arm’s Length. Neither the Company nor any of the Subsidiaries owes any amount to, nor has the Company or any of the Subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them, other than the Credit Facility and except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company or any of the Subsidiaries (including, without limitation, in connection with the Equity Compensation Plans). Except as disclosed in the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, and usual employee or consulting arrangements made in the ordinary and normal course of business (including, without limitation, the Equity Compensation Plans), neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Company and the Subsidiaries.

(x) Internal Control Over Financial Reporting and Internal Accounting Controls. The Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; the Company believes that the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(y) No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, except as otherwise set forth in the Base Prospectuses or as will be disclosed in the Prospectus Supplements.

(z) Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities; the Company believes that such disclosure controls and procedures are effective.

(aa) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 applicable to the Company and its directors and officers in such capacities and the rules and regulations promulgated in connection therewith applicable to the Company and its directors and officers in such capacities, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure could not reasonably be expected to have a Material Adverse Effect.

(bb) Certain Fees. Except for fees payable to the Placement Agent as will be set forth in the Prospectuses, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents, except as would not be reasonably expected to have a Material Adverse Effect. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(cc) Investment Company. The Company is not and after receipt of payment for the Securities and the anticipated use of proceeds therefrom, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(dd) Registration Rights. No Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act or Canadian Securities Laws of any securities of the Company or any Subsidiary.

(ee) Canadian Reporting Issuer. The Company is a “reporting issuer” or the equivalent thereof in each of the Canadian Jurisdictions where such concept exists, is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such Canadian Jurisdiction that maintains such a list and is not in breach of any filing requirement under the Canadian Securities Laws which could have a Material Adverse Effect.

(ff) Tax Status. Except as disclosed in each of the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, each of the Company and the Subsidiaries has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns, except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect. Each of the Company and the Subsidiaries has paid all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, except in any such case as would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s Canadian federal, provincial and territorial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company’s knowledge, threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements of the Company, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of their business. There is no tax Lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

(gg) Foreign Corrupt Practices; Criminal Acts. None of the Company, any Subsidiary, nor to the Company’s knowledge, any director or officer thereof or any agent, employee, affiliate or other person acting on behalf of the Company or any Subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the FCPA, the CFPOA, or any applicable anti-corruption laws, rules, or regulation of Canada, the United States or any other jurisdiction in which the Company or any Subsidiary conducts business, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and the Subsidiaries and Affiliates of the Company and the Subsidiaries have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. Neither the Company nor any Subsidiary has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act or any anti-money laundering statute, or (ii) any “aiding and abetting” in any violation of U.S. federal or state criminal laws.

(hh) Accountants. KPMG LLP, who have audited the consolidated financial statements of the Company for the year ended December 31, 2020, that are included or incorporated by reference in the Registration Statement and the Prospectuses, and whose reports appear or are incorporated by reference in the Registration Statement, and the Prospectuses, is independent with respect to the Company as required by Canadian Securities Laws and is an independent registered public accounting firm as required by the Securities Act and the Exchange Act. There has not been any “reportable event” (within the meaning of National Instrument 51- 102 – Continuous Disclosure Obligations) with KPMG LLP or DMCL LLP, Chartered Professional Accountants, within the last two years.

(ii) Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(jj) Acknowledgment Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(e) and 4.14 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities (in material compliance with applicable laws) at various times during the period that the Securities are outstanding, and (z) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(kk) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Placement Agent

(ll) Sanctions. Neither the Company nor any Subsidiary thereof nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate, representative or other person acting on behalf of the Company or any Subsidiary is an individual or entity (“Specified Person”) that is, or is 50% or more owned or controlled by a Specified Person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), nor (ii) located, organized or resident in a country or territory that is the subject of comprehensive economic Sanctions including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea.

(mm) Equity Compensation Plans. Each award granted by the Company under the Equity Compensation Plans was granted (i) in accordance with the terms of such plan and (ii) with an exercise price in accordance with applicable law. No award granted under the Equity Compensation Plans has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, awards prior to, or otherwise knowingly coordinate the grant of awards with, the release or other public announcement of material information regarding the Company or the Subsidiaries or their financial results or prospects which would constitute a violation of applicable law.

(nn) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the OFAC.

(oo) Money Laundering. None of the Company or any Subsidiary, nor to the Company’s knowledge, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any Subsidiary, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Company and each Subsidiary, are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(pp) Information Technology. The Company’s and the Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) operate and perform in all material respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted. The Company and the Subsidiaries maintain commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”) processed and stored thereon, and to the knowledge of the Company, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and the Subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such noncompliance that would not have a Material Adverse Effect.

(qq) Reserved.

(rr) Forward-Looking Information. The statements set out in the Prospectuses under the heading “Forward-Looking Information” has been prepared and disclosed in material compliance with Parts 4A and 4B of National Instrument 51-102 – Continuous Disclosure Obligations. Other than as disclosed in the Prospectuses, the Company has no reason to believe that the actual results forecast or projected by such statements will not be achieved, and the Company does not expect to modify such forward-looking statements in any materially adverse manner during the period of distribution of the Securities.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is not resident in Canada and is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof or thereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto), the Registration Statement and the Prospectuses and the reports filed with the Commission and the Canadian Qualifying Authorities and has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Purchaser acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided such Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired. Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it. In connection with the issuance of the Securities to such Purchaser, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Purchaser.

(c) [Reserved]

(d) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty against, or a prohibition of, any actions with respect to the borrowing of, arrangement to borrow, identification of the availability of, and/or securing of, securities of the Company in order for such Purchaser (or its broker or other financial representative) to effect Short Sales or similar transactions in the future.

(e) Tax Consequences. Such Purchaser understands and agrees that there may be material tax consequences to it of an acquisition, holding, exercise or disposition of the Securities. The Company gives no opinion and makes no representation with respect to the tax consequences to such Purchaser under United States, state, local or foreign tax law of its acquisition, holding, exercise or disposition of the Securities, and such Purchaser acknowledges that it is solely responsible for determining the tax consequences to it with respect to its investment, including whether the Company will at any given time be deemed a “passive foreign investment company” within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended.

(f) Inability to Enforce Civil Liabilities. Such Purchaser is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Company is organized under the laws of British Columbia, Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

(g) Patriot Act. The funds representing the aggregate Per Share Purchase Price which will be advanced by such Purchaser to the Company, hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and such Purchaser acknowledges that the Company may in the future be required by law to disclose such Purchaser’s name and other information relating to the subscription agreement and such Purchaser’s purchase hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the aggregate Per Share Purchase Price to be provided by such Purchaser (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by such Purchaser, and it shall promptly notify the Company if such Purchaser discovers that any of such representations ceases to be true and provide the Company with appropriate information in connection therewith.

(h) Consent to Disclosure; Further Actions. Each Purchaser acknowledges that the Company may be required to obtain certain personal information of the Purchasers or the transactions contemplated hereunder in order to comply with applicable laws. Such information is collected by the Company solely for the purposes of completing the transactions contemplated by the Transaction Documents and completing filings required by any stock exchange or securities regulatory authority. Such information may be disclosed by the Company to: (i) the TSXV, NADSAQ, Canadian Qualifying Authorities or the Commission; (ii) the Company’s registrar and transfer agent; (iii) any other government agency, board or other entity; and (iv) any of the other parties involved in this transaction, including the Company and the Company’s legal counsel, and may be included in record books in connection with such transactions. The Purchaser is notified by the Company that: (i) the Company may be required to disclose to the Canadian Qualifying Authorities certain information pertaining to the Purchaser, including the Purchaser’s name, residential address, telephone number, number of Securities purchased, the purchase price therefor, the statutory exemption relied on and the Closing Date, that is required to be disclosed under Canadian Securities Laws. By executing this Agreement, the Purchase hereby authorizes the indirect collection of such personal information by the Canadian Qualifying Authorities. By executing this Agreement, such Purchaser is deemed to consent to the foregoing collection, use and disclosure of any such personal information to comply with applicable law, including but not limited to Canadian Securities Laws. If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, such Purchaser will execute, deliver, file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the ownership of the Securities.

(i) [Reserved]

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1 Legends. The Securities shall not contain any restrictive legends.

4.2 Reserved.

4.3 Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time issue a press release disclosing the material terms of the transactions contemplated hereby, (b) file a Current Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act, and (c) make such filings as required by the Canadian Qualifying Authorities. From and after the issuance of such press release and until the Closing Date, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of the Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of the Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b).

4.4 Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, solely by virtue of receiving Securities under the Transaction Documents.

4.5 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.3, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or any Purchaser’s agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries that requires disclosure under Canadian Securities Laws or the Exchange Act, the Company shall simultaneously file such material non-public information on SEDAR and with the Commission pursuant to a Current Report on Form 6-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.6 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder as disclosed in the Prospectus Supplements and shall not use such proceeds in violation of FCPA, OFAC or CFPOA regulations.

4.7 Indemnification of Purchasers. Subject to the provisions of this Section 4.7, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur caused by or based upon (a) any breach of any of the representations or warranties made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state, provincial, territorial or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (x) the employment thereof has been specifically authorized by the Company in writing, (y) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (z) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (1) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (2) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.8 Reservation of Common Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue the Shares pursuant to this Agreement and the Warrants.

4.9 Listing of Common Shares. The Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Shares on the TSX-V and the NASDAQ, and promptly after Closing secure the listing of all of the Shares and the Warrant Shares on the TSX-V by satisfying the conditions set forth in the conditional listing approval (and shall provide notice to the NASDAQ in accordance with the rules of that exchange). The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible. For so long as the Company maintains a listing or quotation of the Common Shares on a Trading Market, the Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.10 Reserved.

4.11 Subsequent Equity Sales.

(a) For the period that is ninety (90) days following the Closing Date, neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents nor (ii) file a shelf registration statement or a prospectus.

(b) Notwithstanding the foregoing, this Section 4.11 shall not apply in respect of an Exempt Issuance or the filing of any registration statement on Form S-8 in respect of Common Shares issuable upon exercise of options under the Equity Compensation Plans.

4.12 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to such Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.13 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.3, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in this Agreement, including the schedules hereto. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or the Subsidiaries after the issuance of the initial press release as described in Section 4.3. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.14 Lock-Up. The Company shall not amend, modify, waive or terminate any provision of any of the Lock-Up Agreements except to extend the term of the lock-up period and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms, in any such case other than with the prior written consent of the Placement Agent. If any officer or director that is a party to a Lock-Up Agreement breaches any provision of a Lock-Up Agreement, the Company shall promptly use its best efforts to seek specific performance of the terms of such Lock-Up Agreement.

4.15 Exercise Procedures. The form of Notice of Exercise included in the Warrants set forth the totality of the procedures required of the Purchasers in order to exercise the Warrants. No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants. The Company shall honor exercises of the Warrants and shall deliver Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.16 Sales During Pre-Settlement Period. Notwithstanding anything herein to the contrary, if at any time on or after the time of execution of this Agreement by the Company and an applicable Purchaser, through and including the time immediately prior to the Closing (the “Pre-Settlement Period”), such Purchaser sells to any Person all, or any portion, of any Common Shares to be issued hereunder to such Purchaser at the Closing (collectively, the “Pre-Settlement Shares”), such Purchaser shall, automatically hereunder (without any additional required actions by such Purchaser or the Company), be deemed to be unconditionally bound to purchase, and the Company shall be deemed unconditionally bound to sell, such Pre-Settlement Shares to such Purchaser at the Closing; provided, that the Company shall not be required to deliver any Pre-Settlement Shares to such Purchaser prior to the Company’s receipt of the purchase price of such Pre-Settlement Shares hereunder; and provided further that the Company hereby acknowledges and agrees that the forgoing shall not constitute a representation or covenant by such Purchaser as to whether or not during the Pre-Settlement Period such Purchaser shall sell any Common Shares to any Person and that any such decision to sell any Common Shares by such Purchaser shall solely be made at the time such Purchaser elects to effect any such sale, if any.

4.17 Passive Foreign Investment Company. Upon request of any Purchaser any time and from time to time, the Company will promptly provide the information necessary for such Purchaser to make a Qualifying Electing Fund (QEF) election with respect to the Company and will cause each direct and indirect Subsidiary that the Company controls that is a passive foreign investment company (or that has not represented to not be a passive foreign investment company) to provide such information with respect to such Subsidiary.

ARTICLE V.

MISCELLANEOUS

5.1 Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth (5th) Trading Day following the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd)Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously disclose such information in accordance with applicable law and file such notice with the Commission pursuant to a Current Report on Form 6-K.

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchasers which purchased at least 50.1% in interest of the Shares based on the initial Subscription Amounts hereunder or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required; provided further that any waiver, modification, supplement or amendment entered into prior to the Closing Date shall be signed by each Purchaser. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8 Third-Party Beneficiaries. The Placement Agent shall be the third party beneficiary of the representations and warranties of the Company in Section 3.1 and the representations and warranties of the Purchasers in Section 3.2. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.7 and this Section 5.8.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.7, the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

5.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities for a period of not longer than five (5) years from the Closing.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.14 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.15 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other

Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through the legal counsel of the Placement Agent. The legal counsel of the Placement Agent does not represent any of the Purchasers and only represents the Placement Agent The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.16 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.17 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.18 Currency. Unless otherwise stated, all dollar amounts and references to “ US$” or “$” in this Agreement refer to the lawful currency of the United States. All references to “C$” are to the lawful currency of Canada.

5.19 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

5.20 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

THE VERY GOOD FOOD COMPANY INC.	Address for Notice:
2748 Rupert Street Vancouver British Columbia Canada, V5M 3T7

By:
Name: Title:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO THE VERY GOOD FOOD COMPANY INC.

SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: _____________________________________

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: ________________________________

Title of Authorized Signatory: _________________________________

Email Address of Authorized Signatory: _________________________

Facsimile Number of Authorized Signatory: _____________________

Address for Notice to Purchaser:______________________________________________

DWAC for Shares:
DTC#:
Institutional ID#:
Agent Bank#:
Tax ID#:
Internal Account #:

Subscription Amount (aggregate amount for Shares and Warrants): US$ ___________________________________

Shares:
Warrant Shares:
EIN Number:

Schedule 3.1(k)

Escrow agreement dated May 11, 2020, among the Company’s co-founders Mitchell Scott and James Davison, Tania Friesen (James Davison’s spouse), the Company’s former Chief Financial Officer Drew Bonnell and Computershare Trust Company, as escrow agent.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited consolidated capitalization of the Corporation as at September 30, 2021.

Designation (authorized)	As at September 30, 2021 (unaudited)
Common Shares (unlimited)	$62,889,218 (103,456,964 Common Shares)
Options(1)	8,601,131 Options
Warrants(2)	5,706,558 Warrants
Loan Capital(3)	$3,473,520

Notes:

(1)

Represents 8,601,131 options (“Options”) outstanding pursuant to the Corporation’s stock option plan, each Option entitling the holder to purchase one Common Share at exercise prices ranging from $0.25 to $9.07 per Common Share. See “Prior Sales”.

(2)	Represents Common Share purchase warrants, each warrant entitling the holder to purchase one Common Share at exercise prices ranging from $2.00 to $7.60 per Common Shar. See “Prior Sales”.
(3)

Represents amount drawn under the Credit Facility as at the date hereof. The Credit Facility consists of a revolving credit facility available to a maximum of $20,000,000 and a term loan available to a maximum of $50,000,000 (the “Term Loan”). VERY GOOD intends to use the Credit Facility for general corporate purposes including, among other things, supporting working capital, making potential acquisitions and, in the case of the Term Loan, purchasing equipment for the Patterson Facility and other production facilities. Drawdowns and the receipt of proceeds under the Credit Facility are subject to the Corporation satisfying certain terms and conditions thereunder.

Schedule 3.1(o)

None.